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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  8 March 2007

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED



By: /s/ Stuart A MacKenzie
    ------------------------------------
Name Stuart MacKenzie
Title: Group Secretary & General Counsel

Date: 8 March 2007

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(LIHIR GOLD LIMITED LOGO)

                                                                    Site Address
                                              Lihir Island, New Ireland Province
                                                                Papua New Guinea
                                                               tel +675 986 4014
LIHIR GOLD LIMITED                                             fax +675 986 4018

Incorporated in Papua New Guinea
ARBN 069 803 998                                                  Postal Address
                                                PO Box 789, Port Moresby NCD 121
                                                                Papua New Guinea
                                                               tel +675 321 7711
                                                               fax +675 321 4705
                                                                www.lihir.com.pg

8 March 2007

The Company Announcements Office
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000

Dear Sir

ISSUE OF ORDINARY SHARES TO BALLARAT GOLDFIELDS NL OPTION HOLDERS

The Company is issuing 600,371 ordinary shares to certain Ballarat Goldfields NL option holders as consideration for the purchase of their options without disclosure under the fundraising provisions of Part 6D.2 of the Corporations Act. This notice is given pursuant to section 708A (5) (e) of the Corporations Act. Details of the terms of purchase of the options are set out in the Explanatory Statement for the proposed merger of Ballarat Goldfields NL and the Company. As at the date of this notice, the Company has complied with its financial reporting and auditing obligations under Chapter 2M of the Corporations Act and its continuous disclosure obligations under section 674 of the Corporations Act. In particular, there is no information which the Company has withheld from Listing Rule 3.1 disclosure under the confidentiality carve-out from disclosure.

Yours sincerely


/s/ STUART A MACKENZIE
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STUART MACKENZIE
Group Secretary